SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                            (Amendment No. . . . .) *

                  .............................................
                             RANGER INDUSTRIES, INC.
                                (Name of Issuer)

                  .............................................
                          COMMON STOCK, $0.01 par value
                         (Title of Class of Securities)

                                    752907105
                                 (CUSIP Number)
                  .............................................

        Charles G. Masters, 3400 82nd Way North, St. Petersburg, FL 33710
                                 (727) 381-4904
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                  .............................................
                                February 6, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

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CUSIP No.: 752907105                                                      Page 2


1) Names of Reporting Persons I. R. S. Identification Nos. of Above Persons (entities only)

     Bumgarner Enterprises, Inc., FEIN: 59-3676898

2)   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  [X]

     (b)  [ ]

3)   SEC Use Only .................................

4)   Source of Funds (See Instructions) BK, SC

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6)   Citizenship or Place of Organization Florida

Number of            (7)   Sole Voting Power          -0-
Shares
Beneficially         (8)   Shared Voting Power        -0-
Owned by
Each                 (9)   Sole Dispositive Power     -0-
Reporting
Person With          (10)  Shared Dispositive Power   -0-

11)  Aggregate Amount Beneficially Owned by Each Reporting Person
     -0-

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13)  Percent of Class Represented by Amount in Row (11)
     -0-

14)  Type of Reporting Person (See Instructions)
     CO

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CUSIP No.: 752907105                                                      Page 3


1) Names of Reporting Persons I. R. S. Identification Nos. of Above Persons (entities only)

     Charles G. Masters, individually and as trustee of the Charles G. Masters Trust Fund

     SSN: (not provided)

2)   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  [X]

     (b)  [ ]

3)   SEC Use Only .................................

4)   Source of Funds (See Instructions) PF

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6)   Citizenship or Place of Organization Florida

Number of              (7)   Sole Voting Power          11,401,000
Shares
Beneficially           (8)   Shared Voting Power        -0-
Owned by
Each                   (9)   Sole Dispositive Power     11,401,000
Reporting
Person With            (10)  Shared Dispositive Power   -0-

11)  Aggregate Amount Beneficially Owned by Each Reporting Person
     11,401,000

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13)  Percent of Class Represented by Amount in Row (11)
     73%

14)  Type of Reporting Person (See Instructions)
     CO

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CUSIP No.: 752907105                                                      Page 4

Item 1. Security and Issuer.

     $0.01 par value common stock, issued by Ranger Industries, Inc., whose principal executive officers are One Regency Drive, Bloomfield, Connecticut 06002

Item 2. Identity and Background.

This statement is being filed by two persons, Bumgarner Enterprises, Inc. and Charles G. Masters.

     (i)  (a)  Bumgarner Enterprises, Inc.

          (b) Bumgarner Enterprises, Inc.'s principal office is c/o Charles G. Masters, 3400 82nd Way North, St. Petersburg, FL 33710.

          (c) Bumgarner Enterprises, Inc.'s principal business is as a result of its recent purchase of an interest in a joint venture for the exploration and development of certain oil and gas prospects in Oklahoma.

          (d) During the last five years, Bumgarner Enterprises, Inc. has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, Bumgarner Enterprises, Inc. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and is not and has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  Bumgarner Enterpries is a Florida corporation.

     (ii) Charles G. Masters

          (a)  Charles G. Masters

          (b) Mr. Masters' business address is 3400 82nd Way North, St. Petersburg, FL 33710.

          (c) Mr. Masters' is presently self-employed managing his own investments, and is employed as president of Bumgarner Enterprises, Inc. This busines is conducted at Mr. Masters' business address set forth in paragraph (b), above.

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CUSIP No.: 752907105                                                      Page 5


          (d) During the last five years, Mr. Masters has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, Mr. Masters has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and is not and has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Mr. Masters is a citizen of the United States and a resident of the state of Florida.

Item 3. Source and Amount of Funds or Other Consideration.

     (a)  Bumgarner Enterprises, Inc.

     Bumgarner Enterprises, Inc. ("Bumgarner") has completed a tender offer and has acquired 4,388,181 shares of common stock of Ranger Industries, Inc. ("Ranger"). As a result of a merger completed immediately prior to the completion of the tender offer, Bumgarner became a wholly-owned subsidiary of Ranger. Consequently, the shares of Ranger common stock held by Bumgarner are not entitled to vote and are not considered to be "outstanding" for state corporate law purposes.

     Bumgarner financed a substantial portion of the tender offer with an $8.5 million loan made available from Guaranty Bank & Trust Company, Denver, Colorado. Bumgarner financed the balance of the tender offer with funds made available to it by Ranger.

     (b)  Charles G. Masters

     Bumgarner completed transactions under an Agreement and Plan of Merger and Reorganization dated as of December 29, 2000, as amended on January 23, 2001 (the "Merger Agreement"). As a result of the Merger Agreement, Bumgarner is now a wholly-owned subisidiary of Ranger, and Ranger issued 14,720,000 shares of Ranger common stock to the persons who formerly held shares of Bumgarner common stock.

     As a result of the completion of the merger, Mr. Masters, directly and through the Charles G. Masters Trust Fund, Charles G. Masters as trustee, own 11,401,000 shares of Ranger common stock as to which Mr. Masters has sole dispositive and sole voting power. Mr. Masters acquired his previous interest in Bumgarner with his personal funds.

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CUSIP No.: 752907105                                                      Page 6


Item 4. Purpose of Transaction.

     Bumgarner completed the tender offer to acquire Ranger common stock to comply with certain obligations set forth in the Merger Agreement by which Bumgarner will become a wholly-owned subsidiary of Ranger.

     Mr. Masters acquired the Ranger common stock pursuant to the Merger Agreement to take control of Ranger. As a condition of the Merger Agreement, Ranger's board of directors resigned and appointed Mr. Masters and two designees as directors of Ranger. Ranger has provided the notification required by Section 14(f) of the Securities Exchange Act of 1934, as amended.

(a) Neither Mr. Masters nor Bumgarner has any plans for the acquisition by any person of additional securities of Ranger other than as set forth in the preceding two paragraphs, or for the disposition of any securities of Ranger.

(b) Neither Mr. Masters nor Bumgarner has any plans for any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Ranger or any of its subsidiaries other than the merger by which Ranger acquired Bumgarner. Bumgarner will have to acquire additional financing for the purpose of completing its investment in certain oil and gas properties as described in the tender offer documents.

(c) Neither Mr. Masters nor Bumgarner has any plans for a sale or transfer of a material amount of assets of Ranger or any of its subsidiaries other than in furtherance of its planned oil and gas exploration and development.

(d) Neither Mr. Masters nor Bumgarner has any plans any change in the present board of directors or management of Ranger except to the extent accomplished in completing the merger.

(e) Neither Mr. Masters nor Bumgarner has any plans to accomplish any material change in the present capitalization or dividend policy of Ranger except to the extent necessary to acquire additional capital necessary to complete Bumgarner's acquisition of its oil and gas properties.

(f) Neither Mr. Masters nor Bumgarner has any plans to accomplish any other material change in Ranger's business or corporate structure except that Ranger will be participating in the exploration for oil and gas, and the development of oil and gas prospects, as a result of Bumgarner's investment in a joint venture which owns oil and gas prospects in Oklahoma.

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CUSIP No.: 752907105                                                      Page 7


(g) Neither Mr. Masters nor Bumgarner has any plans to make changes in Ranger's charter, bylaws or to take other actions which may impede the acquisition of control of Ranger by any person.

(h) Neither Mr. Masters nor Bumgarner has any plans to cause a class of securities of Ranger to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) Neither Mr. Masters nor Bumgarner has any plans to cause a class of equity securities of Ranger to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended. Even if, as a result of the tender offer, the equity securities of Ranger become eligible for termination of registration, neither Bumgarner nor Mr. Masters intends to take actions to terminate such registration.

(j) Neither Mr. Masters nor Bumgarner has any plans to take or cause Ranger to take any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a) State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in
     Item 2. The above mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of Section 13(d)(3) of the Act

     (i) Neither Bumgarner nor Mr. Masters, nor any affiliate of either, currently owns any common stock (or the right to acquire any common stock) of Ranger except pursuant to the tender offer (described in
          Item 5, para. (a)(ii), below) and pursuant to the merger agreement (described in Item 5, para. (a)(iii), below).

     (ii) Bumgarner has completed a tender offer by which it acquired 4,388,181 shares of Ranger's common stock. Although these shares are considered "issued" for the purposes of state law, these shares are not considered to be "outstanding" because they are owned by Bumgarner, currently a wholly-owned subisidiary of Ranger. Consequently there are no voting rights attributable to these shares.

          Although Bumgarner has dispositive rights as to those shares, it can only dispose of the shares to the same extent Ranger could do so. Bumgarner intends to return the shares to Ranger for cancellation (at which point the shares will become authorized but unissued).

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CUSIP No.: 752907105                                                      Page 8


     (iii) Pursuant to the completion of the merger, Ranger acquired all of the outstanding shares of Bumgarner common stock. As a result Mr. Masters, directly and through the Charles G. Masters Trust Fund (both formerly shareholders of Bumgarner), will have sole dispositive and voting rights to 11,401,000 shares of Ranger common stock.

(b) For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared.

          See paragraph (a), above.

(c) Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing on
     Schedule 13D (ss.240.13d-191), whichever is less, by the persons named in response to paragraph (a).

          None

(d) If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified.

          Not applicable.

(e) If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities.

          Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Describe any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into. Include such information for any of the securities that are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

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CUSIP No.: 752907105                                                      Page 9


There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 (Bumgarner and Mr. Masters) and between such persons and any other person with respect to any securities of Ranger, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7. Material to be Filed as Exhibits. The following documents are filed herewith as exhibits to this Schedule 13-D:

     1. Merger Agreement by and between Ranger Industries, Inc., BEI Acquisition Corporation, and Bumgarner Enterprises, Inc. (incorporated by reference to Schedule TO and amendments thereto filed by Bumgarner Enterprises, Inc., Commission file no. 005-18370).

     2. Tender offer statement (incorporated by reference to Schedule TO and amendments thereto filed by Bumgarner Enterprises, Inc., Commission file no. 005-18370).

     3. Firm commitment letter dated January 19, 2001, from Guaranty Bank and Trust Company, incorporated by reference from Exhibit 99(b)(1) to the Schedule TO/A and amendments thereto filed by Bumgarner Enterprises, Inc. (005-18370)

     4. Letter dated January 26, 2001, from Guaranty Bank and Trust Company, incorporated by reference from Exhibit 99(b)(2) to the Schedule TO/A and amendments thereto filed by Bumgarner Enterprises, Inc. (005-18370)

     5. Letter Agreement dated January 26, 2001, from Guaranty Bank and Trust Company, incorporated by reference from Exhibit 99(b)(3) to the Schedule TO/A and amendments thereto filed by Bumgarner Enterprises, Inc. (005-18370)

     6. Commercial/Agricultural Revolving or Draw Note-Fixe Rate, dated January 29, 2001, executed by Bumgarner as borrower with Guaranty Bank and Trust Company as lender, incorporated by reference from Exhibit 99(b)(4) to the Schedule TO/A and amendments thereto filed by Bumgarner Enterprises, Inc. (005-18370)

     7. Commercial Security Agreement dated January 29, 2001, between Bumgarner Enterprises, Inc. as debtor and from Guaranty Bank and Trust Company as secured party, incorporated by reference from Exhibit 99(b)(5) to the Schedule TO/A and amendments thereto filed by Bumgarner Enterprises, Inc. (005-18370)

     8. Commercial Assignment of MMDA Account, dated January 29, 2001, incorporated by reference from Exhibit 99(b)(6) to the Schedule TO/A and amendments thereto filed by Bumgarner Enterprises, Inc. (005-18370)

     9. Guaranty dated January 29, 2001, by Charles G. Masters as guarantor, incorporated by reference from Exhibit 99(b)(8) to the Schedule TO/A and amendments thereto filed by Bumgarner Enterprises, Inc. (005-18370)

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                                                                         Page 10


                                   Signatures.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    Bumgarner Enterprises, Inc.


Date: February 9, 2001              /s/ Charles G. Masters
                                    By: Charles G. Masters, President



Date: February 9, 2001              /s/ Charles G. Masters
                                    Charles G. Masters, individually and as
                                    trustee of the Charles G. Masters Trust Fund


            Attention: Intentional misstatements or omissions of fact constitute federal criminal violations. (See 18 U.S.C. 1001)